                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                           Synagro Technologies, Inc.
------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   871562203
                      ------------------------------------
                                 (CUSIP Number)


                                David A. Donnini
                           GTCR Golder Rauner, L.L.C.
                                6100 Sears Tower
                          Chicago, Illinois 60606-6402
                                 (312) 382-2200
------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 April 3, 2000
                     ------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      13D
-----------------------                                  ---------------------
  CUSIP NO. 871562203                                     Page 2 OF 14 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      GTCR FUND VII, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                                   (a) [_]
                                                                     (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)
 5                                                                       [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
     Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          8,884,400 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          8,884,400 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,884,400 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)
                                                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      31.8% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN
------------------------------------------------------------------------------

                                      13D
-----------------------                                  ---------------------
  CUSIP NO.871562203                                      Page 3 of 14 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      GTCR Partners VII, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                                   (a) [_]
                                                                     (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                              [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             8,884,400 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          8,884,400 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,884,400 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)
                                                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      31.8% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN
------------------------------------------------------------------------------

                                 13D
-----------------------                                  ---------------------
  CUSIP NO.871562203                                      Page 4 of 14 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      GTCR Golder Rauner, L.L.C.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                                   (a) [_]
                                                                     (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                              [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             10,153,600 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          10,153,600 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      10,153,600 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)
                                                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      34.8% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      00
------------------------------------------------------------------------------

                                      13D
-----------------------                                  ---------------------
  CUSIP NO.871562203                                       Page 5 of 14 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      GTCR Capital Partners, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                                   (a) [_]
                                                                     (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                              [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,269,200 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,269,200 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,269,200 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)
                                                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.3% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN
------------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP NO. 871562203                   13D                     PAGE 6 OF 14 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
     NAME OF REPORTING PERSON
 1   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     GTCR Mezzanine Partners, L.P.
--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                                       (a) [_]
                                                                         (b) [x]
--------------------------------------------------------------------------------
     SEC USE ONLY
 3

--------------------------------------------------------------------------------
     SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
     Not applicable
--------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) or 2(E)                                                   [_]
 5
--------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
 6
     Delaware
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0 (See Item 5)
      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,269,200 (See Item 5)
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0 (See Item 5)
      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,269,200 (See Item 5)
--------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

     1,269,200 (See Item 5)
--------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12   (SEE INSTRUCTIONS)
                                                                             [_]
--------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     6.3% (See Item 5)
--------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
     PN
--------------------------------------------------------------------------------

                                      13D
-----------------------                                  ---------------------
  CUSIP NO. 871562203                                      PAGE 7 OF 14 PAGES
-----------------------                                  ---------------------

--------------------------------------------------------------------------------
     NAME OF REPORTING PERSON
 1   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     GTCR Partners VI, L.P.
--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                                       (a) [_]
                                                                         (b) [x]
--------------------------------------------------------------------------------
     SEC USE ONLY
 3

--------------------------------------------------------------------------------
     SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
     Not applicable
--------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)
 5                                                                           [_]
--------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
 6
     Delaware
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0 (See Item 5)
      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,269,200 (See Item 5)
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0 (See Item 5)
      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,269,200 (See Item 5)
--------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

     1,269,200 (See Item 5)
--------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12   (SEE INSTRUCTIONS)
                                                                             [_]
--------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     6.3% (See Item 5)
--------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
     PN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

   This statement relates to the common stock, par value $.002 per share (the "Common Stock") of Synagro Technologies, Inc. (the "Issuer") with its principal executive offices at 1800 Bering Drive, Suite 1000, Houston, TX 77057.


Item 2.  Identify and Background

   (a) This statement is filed jointly by each of the following persons pursuant to Rule 13d-1(a) promulgated by the Securities and Exchange Commission (the "SEC") under Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) GTCR Fund VII, L.P., a Delaware limited partnership (the "Fund VII"), by virtue of its direct beneficial ownership of Common Stock; (ii) GTCR Partners VII, L.P., a Delaware limited partnership ("GTCR Partners VII"), by virtue of it being the general partner of Fund VII; (iii) GTCR Capital Partners, L.P., a Delaware limited partnership ("GTCR Capital"), by virtue of its direct beneficial ownership of Common Stock; (iv) GTCR Mezzanine Partners, L.P., a Delaware limited partnership ("GTCR Mezzanine Partners"), by virtue of it being the general partner of GTCR Capital; (v) GTCR Partners VI, L.P., a Delaware limited partnership ("GTCR Partners VI"), by virtue of it being the general partner of GTCR Mezzanine Partners; and (vi) GTCR Golder Rauner, L.L.C., a Delaware limited liability company ("GTCR LLC"), by virtue of it being the general partner of GTCR Partners VII and GTCR Partners VI. Fund VII, GTCR Partners VII, GTCR Capital, GTCR Mezzanine Partners, GTCR Partners VI and GTCR LLC are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."

   Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.

   The Reporting Persons may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

   Certain information required by this Item 2 concerning the executive officers and members of GTCR LLC is set forth on Schedule A attached hereto, which is incorporated herein by reference. GTCR LLC is managed by its members.

   (b) The address of the principal business and principal office of each of the Reporting Persons is 233 S. Wacker Drive, Suite 6100, Chicago, Illinois 60606.

   (c) The principal business of GTCR Capital, GTCR Mezzanine Partners, GTCR Partners VI (as general partner of GTCR Mezzanine Partners) and GTCR LLC (as general partner of GTCR Partners VI) is to lend money on a subordinated basis to business organizations, with the principal objective being interest income and the return of capital. The principal business of each of the other Reporting Persons, including GTCR LLC as general partner of GTCR Partners VII, is to make investments in common and preferred stock and other interests in business organizations, domestic or foreign, with the principal objective of appreciation of capital invested.

   (d) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   (f) All individuals named in Schedule A to this statement are citizens of the United States.


Item 3.  Source and Amount of Funds or Other Consideration

   On January 27, 2000, Fund VII acquired 17,358.824 shares of the Company's Series C Convertible Preferred Stock (the "Series C Preferred") and 2,641.176 shares of the Company's Series D Convertible Preferred Stock (the "Series D Preferred") in connection with a Purchase Agreement among Fund VII and the Issuer, dated as of January 27, 2000 (the "Purchase Agreement"). On February 4, 2000, Fund VII purchased an additional 419.4 shares of Series C Preferred pursuant to the Purchase Agreement. On March 24, 2000, Fund VII purchased an additional 225 shares of Series C Preferred pursuant to the Purchase Agreement. On March 27, 2000, Fund VII purchased an additional 1,260 shares of Series C Preferred pursuant to the Purchase Agreement. The purchase price for each of such shares was $1,000.00. The source of the funds used to acquire such shares was internal capital of Fund VII.

   Each share of Series C Preferred is nonvoting and is convertible into a share of Series D Preferred after the occurrence of certain events set forth in the certificate of designation establishing the Series C Preferred (the "Series C Preferred Certificate of Designation"). On April 3, 2000, Fund VII converted the 19,263.224 shares of Series C Preferred of which it was the direct beneficial owner to 19,263.224 shares of Series D Preferred. Each share of Series D Preferred is convertible into the number of shares of Common Stock obtained by dividing (1) the sum of (a) $1,000 and (b) any accrued and unpaid dividends by
(2) $2.50 (the "Conversion Price"). The Conversion Price is subject to adjustment pursuant to the terms of the Series D Preferred.

   On January 27, 2000, GTCR Capital and the Issuer entered into a senior subordinated loan agreement (the "Subordinated Loan Agreement") pursuant to which GTCR Capital loaned $20,000,000 to the Issuer. In connection with the Subordinated Loan Agreement, the Issuer and GTCR Capital entered into a Warrant Agreement dated as of January 27, 2000 (the "Warrant Agreement") pursuant to which the Issuer issued GTCR Capital a warrant to purchase 2,857.143 shares of Series D Preferred, which GTCR Capital exercised on January 27, 2000. On February 4, 2000, GTCR Capital loaned $419,400 to the Issuer pursuant to the Subordinated Loan Agreement and received a warrant to purchase 59.915 shares of Series C Preferred, which GTCR Capital exercised on February 4, 2000. On March 24, 2000, GTCR Capital loaned $225,000 to the Issuer pursuant to the Subordinated Loan Agreement and received a warrant to purchase 32.143 shares of Series C Preferred, which GTCR Capital exercised on March 24, 2000. On March 27, 2000 GTCR Capital loaned $1,260,000 to the Issuer pursuant to the Subordinated Loan Agreement and received a warrant to purchase 180 shares of Series C Preferred, which GTCR Capital exercised on March 27, 2000. On April 3, 2000, GTCR Capital converted the 272.058 shares of Series C Preferred of which it was the direct beneficial owner to 272.058 shares of Series D Preferred.

   The Series C Preferred and Series D Preferred acquired by Fund VII and GTCR Capital are collectively referred to herein as the "Shares".

   A copy of the Purchase Agreement, the Subordinated Loan Agreement, the Warrant Agreement, the Series C Preferred Certificate of Designation and the certificate of designation establishing the Series D Preferred are filed as exhibits hereto and are incorporated herein by reference. The summary of these agreements and documents and the agreements referred to elsewhere in this statement and incorporated herein by reference are not intended to be complete and are qualified in their entirety by reference to the detailed provisions of such agreements and documents.


Item 4.  Purpose of Transaction

   Fund VII and GTCR Capital hold the Shares for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), Fund VII and GTCR Capital may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in the Issuer. Any acquisition of additional securities by Fund VII or GTCR Capital will be pursuant to the terms of the Purchase Agreement and the Subordinated Loan Agreement, respectively.

   The holders of the Series D Preferred and future series of convertible preferred stock issued pursuant to the Purchase Agreement ("Future Convertible Preferred" and, together with the Series D Preferred, the "Preferred Stock") have the right to appoint members to the Issuer's Board of Directors (the "Board") based on their pro rata ownership of the Common Stock (assuming conversion of the Preferred Stock). This right terminates once the holders of the Preferred Stock own a majority of the Common Stock (assuming conversion of the Preferred Stock), at which time the holders of the Preferred Stock vote as if they were holders of Common Stock. The Subordinated Loan Agreement limits the size of the Board to six members, subject to increase by two directors who may be appointed in the event of certain defaults under the Subordinated Loan Agreement and under the Preferred Stock.

   The Issuer, Fund VII and GTCR Capital have entered into a registration agreement, dated as of January 27, 2000 (the "Registration Agreement") pursuant to which Fund VII and GTCR Capital have the right in certain circumstances to require the Issuer to register their shares of Common Stock for resale under the Securities Act. Except in limited circumstances, the Issuer is obligated to pay all expenses in connection with such registration. A copy of the Registration Agreement is filed as an exhibit hereto and is incorporated herein by reference.

   Except as described in this statement, none of the Reporting Persons or, to the best knowledge of such persons, the persons named in Schedule A to this statement, presently has any plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of
Schedule 13D.


Item 5.  Interest in Securities of the Issuer

   (a) Fund VII is the direct beneficial owner of 21,904.4 shares of Series D Preferred, convertible in the aggregate into 8,884,400 shares of Common Stock, or approximately 31.8% of the Common Stock as of the date of this statement (assuming there are 19,035,189 shares of Common Stock outstanding). GTCR Capital is the direct beneficial owner of 3,129.201 shares of Series D Preferred convertible in the aggregate into approximately 1,269,200 shares of Common Stock, or approximately 6.3% of the Common Stock as of the date of this statement.

   By virtue of the relationship between Fund VII and GTCR Partners VII described in Item 2, GTCR Partners VII may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by Fund
VII. By virtue of the relationship among GTCR Capital, GTCR Mezzanine Partners and GTCR Partners VI described in Item 2, GTCR Mezzanine Partners and GTCR Partners VI may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by GTCR Capital. Due to GTCR LLC's relationship with (a) Fund VII and GTCR Partners VII as described in Item 2 and
(b) GTCR Capital, GTCR Mezzanine Partners and GTCR Partners VI as described in
Item 2, GTCR LLC may be deemed to possess indirect beneficial ownership of the Common Stock owned by both Fund VII and GTCR Capital.

   The filing of this statement by GTCR Partners VII, GTCR Mezzanine Partners, GTCR Partners VI and GTCR LLC shall not be construed as an admission that any of such parties is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

   (b) Fund VII has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of 8,884,400 shares of Common Stock, or approximately 31.8% of the Common Stock as of the date of this statement. GTCR Capital has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of 1,269,200 shares of Common Stock, or approximately 6.3% of the Common Stock as of the date of this statement.

   By virtue of the relationship between Fund VII and GTCR Partners VII described in Item 2, GTCR Partners VII may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose of or direct the disposition of the shares of Common Stock beneficially owned by Fund
VII. By virtue of the relationship among GTCR Capital, GTCR Mezzanine Partners and GTCR Partners VI described in Item 2, GTCR Mezzanine Partners and GTCR Partners VI may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose of or direct the disposition of the shares of Common Stock beneficially owned by GTCR Capital. Due to GTCR LLC's relationship with (a) Fund VII and GTCR Partners VII as described in Item 2 and (b) GTCR Capital, GTCR Mezzanine Partners and GTCR Partners VI as described in Item 2, GTCR LLC may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose of or direct the disposition of the shares of Common Stock beneficially owned by Fund VII and GTCR Capital.

   The filing of this statement by GTCR Partners VII, GTCR Mezzanine Partners, GTCR Partners VI and GTCR LLC shall not be construed as an admission that any of such parties is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

   (c) Except as otherwise set forth in this statement, none of the Reporting Persons or, to the best knowledge of such persons, the persons named in Schedule A to this statement, has effected any transactions in the Common Stock during the past 60 days.

   (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported as being beneficially owned by such Reporting Persons.

   (e)   Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   As described in Item 4, the Reporting Persons are parties to a Registration Agreement with respect to the Common Stock. A copy of the Registration Agreement has been filed by the Issuer and is incorporated herein by reference.

   Except as set forth in this statement, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.


Item 7.  Material to Be Filed as Exhibits

Exhibit 1 Joint Filing Agreement among the Reporting Persons dated as of April 4, 2000.

* Exhibit 2  Certificate of Designations, Preferences and Rights of Series C
             Convertible Preferred Stock of Synagro Technologies, Inc. filed with the Delaware Secretary of State on January 26, 2000.

* Exhibit 3  Certificate of Designations, Preferences and Rights of Series D
             Convertible Preferred Stock of Synagro Technologies, Inc. filed with the Delaware Secretary of State on January 26, 2000.

* Exhibit 4  Purchase Agreement dated as of January 27, 2000 by and between
             Synagro Technologies, Inc. and GTCR Fund VII, L.P.

* Exhibit 5  Senior Subordinated Loan Agreement dated as of January 27, 2000 by between Synagro Technologies, Inc. and GTCR Capital Partners, L.P.

* Exhibit 6  Warrant Agreement dated as of January 27, 2000 by and between
             Synagro Technologies, Inc. and GTCR Capital Partners, L.P.

* Exhibit 7  Registration Rights Agreement, dated as of January 27, 2000 among
             Synagro Technologies, Inc., GTCR Fund VII, L.P. and GTCR Capital Partners, L.P.

* Previously filed with the Statement on Schedule 13D on February 7, 2000.

Signature

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 4, 2000
                        GTCR FUND VII, L.P.

                         By:  GTCR Partners VII, L.P., its General Partner

                         By:  GTCR Golder Rauner, L.L.C., its General Partner


                         By:      /s/ David A. Donnini
                                  ---------------------------------------------
                         Name: David A. Donnini
                         Its:  Principal

                        GTCR PARTNERS VII, L.P.
                         By:  GTCR Golder Rauner, L.L.C., its General Partner


                         By:      /s/ David A. Donnini
                                  ---------------------------------------------
                         Name: David A. Donnini
                         Its:  Principal

                        GTCR GOLDER RAUNER, L.L.C.

                         By:      /s/ David A. Donnini
                                  ---------------------------------------------
                         Name: David A. Donnini
                         Its:  Principal

                        GTCR CAPITAL PARTNERS, L.P.

                         By:  GTCR Mezzanine Partners, L.P., its General Partner

                         By:  GTCR Partners VI, L.P., its General Partner

                         By:  GTCR Golder Rauner, L.L.C., its General Partner


                         By:     /s/ David A. Donnini
                                 ----------------------------------------------
                         Name:  David A. Donnini
                         Its:   Principal

                        GTCR MEZZANINE PARTNERS, L.P.
                         By:  GTCR Partners VI, L.P., its General Partner

                         By:  GTCR Golder Rauner, L.L.C., its General Partner


                         By:     /s/ David A. Donnini
                                 ----------------------------------------------
                         Name:  David A. Donnini
                         Its:   Principal

                        GTCR PARTNERS VI, L.P.
                         By:  GTCR Golder Rauner, L.L.C., its General Partner


                         By:     /s/ David A. Donnini
                                 ----------------------------------------------
                         Name:  David A. Donnini
                         Its:   Principal

                                 EXHIBIT INDEX

Exhibit No.

Exhibit 1 Joint Filing Agreement among the Reporting Persons dated as of April 4, 2000.

* Exhibit 2   Certificate of Designations, Preferences and Rights of Series C
              Convertible Preferred Stock of Synagro Technologies, Inc. filed with the Delaware Secretary of State on January 26, 2000.

* Exhibit 3   Certificate of Designations, Preferences and Rights of Series D
              Convertible Preferred Stock of Synagro Technologies, Inc. filed with the Delaware Secretary of State on January 26, 2000.

* Exhibit 4   Purchase Agreement dated as of January 27, 2000 by and between
              Synagro Technologies, Inc. and GTCR Fund VII, L.P.

* Exhibit 5   Senior Subordinated Loan Agreement dated as of January 27, 2000 by and between Synagro Technologies, Inc. and GTCR Capital Partners,
              L.P.

* Exhibit 6   Warrant Agreement dated as of January 27, 2000 by and between
              Synagro Technologies, Inc. and GTCR Capital Partners, L.P.

* Exhibit 7   Registration Rights Agreement, dated as of January 27, 2000 among
              Synagro Technologies, Inc., GTCR Fund VII, L.P. and GTCR Capital
              Partners, L.P.

* Previously filed with the Statement on Schedule 13D on February 7, 2000.

                                   SCHEDULE A

   The following table sets forth the names and principal occupations of the executive officers and members of GTCR Golder Rauner, L.L.C. Each such person is a citizen of the United States. Unless otherwise specified, the business address of each person listed below is 233 South Wacker Drive, Suite 6100, Chicago, IL 60606.


NAME                          PRINCIPAL OCCUPATION
------------------------  -----------------------------
Philip A. Canfield        Principal and Member
David A. Donnini          Principal and Member
Donald J. Edwards         Principal and Member
Edgar D. Jannotta, Jr.    Principal and Member
William C. Kessinger      Principal and Member
Joseph P. Nolan           Principal and Member
Bruce V. Rauner           Principal and Managing Member
Steven I. Ross            Chief Financial Officer